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ANDREW L. FOSTER *		HOUSTON
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HAIPING LI *		WASHINGTON, D.C.
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CLIVE W. ROUGH ♦
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REGISTERED FOREIGN LAWYERS		PARIS
Z. JULIE GAO (CALIFORNIA)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO
June 12, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  360 Finance, Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting the Company’s draft registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”) in connection with the proposed offering and sale of certain Class A ordinary shares represented by American Depositary Shares of the Company (“ADSs”) by the Company and the selling shareholders. A registration statement on Form F-6 relating to the ADSs was previously filed with the Commission and declared effective on December 13, 2018.

The Company completed the initial public offering of its Class A ordinary shares represented by ADSs in the U.S. in December 2018, and has not experienced material adverse changes in its business, liquidity or financial conditions since then.

The Company expects to launch the offering as soon as it hears from the staff of the Commission (the “Staff”), and would appreciate the Staff’s prompt feedback.

*  *  *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP